SEMI-ANNUAL REPORT TO SHAREHOLDERS

FOR SIX MONTHS ENDED SEPTEMBER 30, 2006

NINTENDO CO., LTD.

TO OUR SHAREHOLDERS

Satoru Iwata
President

We are deeply grateful for your dedicated support.
The following is an outline of Nintendo's financial results from April 1, 2006 through September 30, 2006.

In the video game industry, the video game market in Japan as a whole has expanded with the robust growth in the handheld game market, even though the market for consoles showed weak performance. The handheld game market is on the rise in overseas as well.

Nintendo's approach was to expand the gaming population with "Nintendo DS" which has made it possible for new and unprecedented entertainments to be introduced that expand the definition of video games. The software lineup known as "Touch! Generations", which offers an entertaining experience that provides skilled gamers with a fresh sensation and at the same time, drives those who were not familiar with video games in the past to start playing with easy access and user-friendly operation, has cultivated an new user demographic including seniors and females.

Consolidated net sales for the six months ended Sept. 30, 2006 resulted in 298.817 billion yen, including overseas sales of 177.641 billion yen, which accounted for 59.4% of total sales. Income before income taxes and extraordinary items was 94.676 billion yen. Net income was 54.345 billion yen.

With respect to sales by business category, handheld game products in the electronic entertainment products division, "Nintendo DS" and "Nintendo DS Lite" sold a total of more than 10 million units on a worldwide basis during the semi-annual fiscal year (26.82 million units life-to-date), resulting from continuous robust sales of "Nintendo DS Lite" following its March launch in Japan and strong sales following its June release in overseas. In addition, "Nintendo DS" software enjoyed a boost in sales as well. For instance, "New Super Mario Bros.", the latest side-scrolling action game in "Super Mario" series with easy access and user-friendly operation, sold 6.76 million units worldwide, and "Brain Age: Train Your Brain in Minutes a Day" series, which continued to enjoy favorable sales since their Japan launch last year and the initial game of which cultivated a new video game market of brain training in overseas, sold a total of 4.59 million units on a worldwide basis in this interim period (8.51 million units life-to-date). Software lineup of "Touch! Generations", including brain training titles, sold a total of 13.54 million units in Japan and 25.27 million units worldwide on a life-to-date basis, consequently making great progress in expanding the gaming population of females and seniors in particular who tend to be less involved in games.

As for console business, sales of both hardware and software declined compared to figures for the first half of the last fiscal year due to the fact that a new video gaming console is awaiting to be launched in the second half of the fiscal year. In total, net sales in the electronic entertainment products division were 297.954 billion yen, while sales in the other products division (playing cards, karuta, etc.) were 0.862 billion yen.

Net cash from operating activities increased by 19.993 billion yen mainly resulting from the difference between income before income taxes and minority interests and payments for income taxes. Net cash from investing activities decreased by 25.485 billion yen primarily due to acquisition of investment securities. Net cash from financing activities decreased by 40.994 billion yen mainly due to payments for cash dividends.

As a result, the ending balance of cash and cash equivalents as of Sept 30, 2006 was 580.835 billion yen (including the 10.182 billion yen increase mainly resulting from translation effects on foreign currency cash and cash equivalents).

In order to expand gaming population in the console business as well, Nintendo will launch "Wii" as an "everyday-use gaming device for all the family" allowing the new emergence of gaming console inseparable from daily lives, under the concept of "brand new days with Wii". As for handheld gaming equipment "Nintendo DS", Nintendo will continue to strive to gain more popularity with an expansion in software lineup by launching new types of games that expand user base such as "Touch! Generations" as well as easy accesible games to challenging games in due proportion.

Annual dividend per share will be established at the higher of the amount calculated by dividing 33% of consolidated operating income by the total number of outstanding shares, excluding treasury stock, as of the end of the fiscal year rounded up to the 10 yen digit, and the amount calculated based on the 50% consolidated net income standard rounded up to the 10 yen digit. Although no maximum level is established, the annual minimum dividend per share is kept at 140 yen.
Interim dividends per share for the current period is 70 yen (same amount as the previous interim period).

Nintendo will continue the original challenge to provide an unprecedented gaming experience using technical innovations in unique ways. It is essential for our human resources to be even more flexible and positive. By taking advantage of being the only platform holder with a powerful in-house software development team, Nintendo will strive to expand its business and increase revenue and profit with new ideas to gaming that can be enjoyed by anyone, regardless of age, gender, or prior gaming experience, consequently expanding the gaming population for which Nintendo is aiming.

Your continued support and cooperation is greatly appreciated.

CONSOLIDATED BALANCE SHEETS

Description	As of Sept. 30, 2006 Amount	As of Mar. 31, 2006 Amount
(Assets)	million yen	million yen
Current assets	**1,094,900**	**1,018,730**
Cash and deposits	783,630	812,064
Notes and trade accounts receivable	71,358	43,826
Securities	57,154	64,287
Inventories	58,270	30,835
Deferred income taxes	28,634	24,170
Other current assets	97,873	45,061
Allowance for doubtful accounts	-2,022	-1,514
Fixed assets	**168,130**	**141,972**
Property, plant, and equipment	**(56,549)**	**(55,969)**
Buildings and structures	18,418	18,838
Land	32,663	32,604
Other property, plant, and equipment	5,467	4,526
Intangible fixed assets	**(519)**	**(319)**
Investments and other assets	**(111,060)**	**(85,683)**
Investments in securities	84,588	60,213
Deferred income taxes	11,132	10,314
Other investments and other assets	15,359	15,182
Allowance for doubtful accounts	-20	-26
Total assets	**1,263,030**	**1,160,703**

Description / Date	As of Sept. 30, 2006 Amount	As of Mar. 31, 2006 Amount
(Liabilities)	million yen	million yen
Current liabilities	**268,722**	**182,274**
Notes and trade accounts payable	154,285	83,817
Accrued income taxes	46,089	53,040
Reserve for bonuses	1,555	1,732
Reserve for directors' bonuses	130	-
Other current liabilities	66,660	43,684
Non-current liabilities	**4,989**	**4,161**
Non-current accounts payable	863	861
Reserve for retirement and severance benefits	4,125	3,299
Total liabilities	**273,711**	**186,435**
(Minority interests)		
Minority interests	**-**	**176**
(Shareholders' equity)		
Common stock	**-**	**10,065**
Additional paid-in capital	**-**	**11,585**
Retained earnings	**-**	**1,096,073**
Unrealized gains on other securities	**-**	**10,717**
Translation adjustments	**-**	**762**
Treasury stock	**-**	**-155,112**
Total shareholders' equity	**-**	**974,091**
Total liabilities, minority interests, and shareholders' equity	**-**	**1,160,703**
(Net assets)		
Owners' equity	**975,737**	**-**
Common stock	10,065	-
Additional paid-in capital	11,585	-
Retained earnings	1,109,301	-
Treasury stock	-155,214	-
Valuation and translation adjustments	**13,423**	**-**
Unrealized gains on other securities	9,910	-
Translation adjustments	3,513	-
Minority interests	**157**	**-**
Total net assets	**989,319**	**-**
Total liabilities and net assets	**1,263,030**	**-**

CONSOLIDATED STATEMENTS OF INCOME

Description \ Period	Six months ended Sept. 30, 2006 Amount	Six months ended Sept. 30, 2005 Amount
	million yen	million yen
Net sales	298,817	176,364
Cost of sales	162,974	103,454
Gross margin	**135,842**	**72,910**
Selling, general, and administrative expenses	68,730	53,297
Operating income	**67,111**	**19,613**
Other income	**27,958**	**37,342**
Interest income	15,443	10,502
Foreign exchange gains	10,057	24,151
Other	2,456	2,689
Other expenses	**393**	**131**
Sales discount	321	114
Other	72	17
Income before income taxes and extraordinary items	**94,676**	**56,824**
Extraordinary gains	**253**	**4,571**
Reversal of allowance for doubtful accounts	7	44
Reversal of unrealized losses on investments in securities	245	1,753
Gains on sales of fixed assets	-	6
Gains on sales of investments in securities	-	1,530
Reversal of reserve for directors' retirement and severance benefits	-	1,236
Extraordinary losses	**1**	**252**
Losses on disposal of fixed assets	1	18
Losses on sales of investments in securities	-	233
Income before income taxes and minority interests	**94,929**	**61,144**
Provision for income taxes and enterprise taxes	42,588	29,335
Prior-year income taxes	2,661	-
Income taxes deferred	-4,647	-4,793
Minority interests	-18	-23
Net income	**54,345**	**36,625**

CONSOLIDATED STATEMENTS OF NET ASSETS

Six months ended September 2006 (April 1, 2006 - September 30, 2006)

million yen

	Owners' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total owners' equity
Balance as of March 31, 2006	**10,065**	**11,585**	**1,096,073**	**-155,112**	**962,611**
Amount of changes in the interim period					
Dividends from retained earnings	-	-	-40,932	-	-40,932
Directors' bonuses	-	-	-185	-	-185
Net income	-	-	54,345	-	54,345
Purchase of treasury stock	-	-	-	-102	-102
Disposal of treasury stock	-	0	-	0	0
Net amount of changes in the interim period other than owners' equity	-	-	-	-	-
Total amount of changes in the interim period	-	**0**	**13,227**	**-102**	**13,125**
Balance as of September 30, 2006	**10,065**	**11,585**	**1,109,301**	**-155,214**	**975,737**

million yen

	Valuation and translation adjustments		Minority interests
	Unrealized gains on other securities	Translation adjustments	
Balance as of March 31, 2006	**10,717**	**762**	**176**
Amount of changes in the interim period			
Dividends from retained earnings	-	-	-
Directors' bonuses	-	-	-
Net income	-	-	-
Purchase of treasury stock	-	-	-
Disposal of treasury stock	-	-	-
Net amount of changes in the interim period other than owners' equity	-807	2,751	-18
Total amount of changes in the interim period	**-807**	**2,751**	**-18**
Balance as of September 30, 2006	**9,910**	**3,513**	**157**

CONSOLIDATED STATEMENTS OF CASH FLOWS

Description \ Period	Six months ended September 30, 2006	Six months ended September 30, 2005
	Amount	Amount
	million yen	million yen
Cash flows from operating activities	19,993	-63,523
Cash flows from investing activities	-25,485	-100,382
Cash flows from financing activities	-40,994	-51,150
Effect of exchange rate changes on cash and cash equivalents	10,182	25,583
Cash and cash equivalents - Beginning	617,139	792,727
Cash and cash equivalents - Ending	580,835	603,253

<Consolidated Sales Information>

sales units in ten thousands
number of new titles released

Hardware	Segment		Six months Apr. - Sept. '06	Six months Apr. - Sept. '05	Twelve months Apr. '05 - Mar. '06	Life-to-date Sept. '06
Game Boy Advance	Japan	Hardware	8	57	100	1,662
			◆ (6)	(16)	(42)	(648)
			● (2)	(41)	(58)	(59)
		Software	170	353	728	7,151
		New titles	14	38	76	784
	The Americas	Hardware	100	168	472	3,910
			◆ (100)	(139)	(426)	(2,195)
of which			● (1)	(29)	(47)	(47)
◆···Game Boy Advance SP		Software	1,355	1,758	3,534	19,613
●···Game Boy Micro		New titles	75	90	170	941
	Other	Hardware	58	100	261	2,106
			◆ (51)	(98)	(176)	(1,137)
			● (2)	(0)	(79)	(80)
		Software	455	665	1,674	7,988
		New titles	52	83	170	847
	Hardware total		166	325	833	7,679
	Software total		1,980	2,776	5,936	34,753
Nintendo DS	Japan	Hardware	461	150	478	1,152
			■ (440)	(-)	(58)	(497)
		Software	2,064	531	2,152	4,598
		New titles	100	45	147	273
	The Americas	Hardware	240	68	292	751
			■ (223)	(-)	(-)	(223)
of which		Software	1,194	456	1,608	3,276
■···Nintendo DS Lite		New titles	52	34	97	167
	Other	Hardware	309	139	376	779
			■ (186)	(-)	(-)	(186)
		Software	1,059	343	1,235	2,486
		New titles	47	26	84	147
	Hardware total		1,009	357	1,146	2,682
	Software total		4,316	1,330	4,995	10,360
Nintendo GameCube	Japan	Hardware	2	4	20	402
		Software	30	134	298	2,727
		New titles	6	16	37	274
	The Americas	Hardware	27	63	172	1,244
		Software	788	975	2,388	12,953
		New titles	28	40	84	537
	Other	Hardware	6	14	44	475
		Software	80	213	592	4,126
		New titles	14	25	67	438
	Hardware total		35	81	235	2,120
	Software total		898	1,322	3,279	19,805

Note: New titles-Other consist of new titles released in the European and Australian markets.

NON-CONSOLIDATED BALANCE SHEETS

Description \ Date	As of Sept. 30, 2006 Amount	As of Mar. 31, 2006 Amount
(Assets)	million yen	million yen
Current assets	**903,662**	**856,237**
Cash and deposits	650,623	727,679
Notes receivable	2,511	1,345
Trade accounts receivable	113,866	39,678
Inventories	20,482	13,676
Deferred income taxes	17,559	16,135
Other current assets	98,625	57,723
Allowance for doubtful accounts	-6	-1
Fixed assets	**174,741**	**146,767**
Property, plant, and equipment	40,529	40,225
Intangible fixed assets	459	270
Investments and other assets	133,752	106,271
Total assets	**1,078,404**	**1,003,005**

Description \ Date	As of Sept. 30, 2006 Amount	As of Mar. 31, 2006 Amount
(Liabilities)	million yen	million yen
Current liabilities	**225,180**	**145,659**
Non-current liabilities	**845**	**844**
Total liabilities	**226,025**	**146,503**
(Shareholders' equity)		
Common stock	-	**10,065**
Additional paid-in capital	-	**11,585**
Retained earnings	-	**979,247**
Unrealized gains on other securities	-	**10,716**
Treasury stock	-	**-155,112**
Total shareholders' equity	-	**856,501**
Total liabilities and shareholders' equity	-	**1,003,005**
(Net assets)		
Owners' equity	**842,468**	-
Common stock	10,065	-
Additional paid-in capital	11,585	-
Retained earnings	976,032	-
Treasury stock	-155,214	-
Valuation and translation adjustments	**9,909**	-
Unrealized gains on other securities	9,909	-
Total net assets	**852,378**	-
Total liabilities and net assets	**1,078,404**	-

NON-CONSOLIDATED STATEMENTS OF INCOME

Description \ Period	Six months ended Sept. 30, 2006	Six months ended Sept. 30, 2005
	Amount	Amount
	million yen	million yen
Net sales	286,393	179,919
Cost of sales	177,659	122,027
Gross margin	**108,734**	**57,892**
Selling, general, and administrative expenses	39,006	29,775
Operating income	**69,727**	**28,116**
Other income	23,632	33,717
Other expenses	436	182
Income before income taxes and extraordinary items	**92,923**	**61,651**
Extraordinary gains	801	4,527
Extraordinary losses	1,553	252
Income before income taxes	**92,171**	**65,926**
Provision for income taxes and enterprise taxes	38,765	28,003
Prior-year income taxes	17,798	-
Income taxes deferred	-2,290	-1,683
Net income	**37,897**	**39,607**
Retained earnings brought forward	-	84,055
Unappropriated retained earnings	**-**	**123,662**

NON-CONSOLIDATED STATEMENTS OF NET ASSETS

Six months ended September 2006 (April 1, 2006 - September 30, 2006)

million yen

	Owners' equity					Valuation and translation adjustments
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total owners' equity	Unrealized gains on other securities
Balance as of March 31, 2006	**10,065**	**11,585**	**979,247**	**-155,112**	**845,785**	**10,716**
Amount of changes in the interim period						
Dividends from retained earnings	-	-	-40,932	-	-40,932	-
Directors' bonuses	-	-	-180	-	-180	-
Net income	-	-	37,897	-	37,897	-
Purchase of treasury stock	-	-	-	-102	-102	-
Disposal of treasury stock	-	0	-	0	0	-
Net amount of changes in the interim period other than owners' equity	-	-	-	-	-	-806
Total amount of changes in the interim period	-	**0**	**-3,214**	**-102**	**-3,316**	**-806**
Balance as of September 30, 2006	**10,065**	**11,585**	**976,032**	**-155,214**	**842,468**	**9,909**

<Stock Status> (as of September 30, 2006)

1 Number of shares authorized 400,000,000
2 Number of shares outstanding 141,669,000
3 Number of shareholders 21,802

4 Major shareholders

Shareholders' name	Share ownership	Voting ratio	Our investments in major shareholders	Investment ratio
	hundred shares	%	thousand shares	%
Hiroshi Yamauchi	141,650	11.09	-	-
The Master Trust Bank of Japan, Ltd. (Trust Account)	84,673	6.63	-	-
Japan Trustee Services Bank, Ltd. (Trust Account)	72,114	5.65	-	-
The Chase Manhattan Bank N.A. London	70,732	5.54	-	-
The Bank of Kyoto, Ltd.	63,885	5.00	4,542	1.29
The Nomura Trust and Banking Co., Ltd. (The Bank of Tokyo-Mitsubishi UFJ,Ltd. Pension and Severance Payments Trust Account)	47,647	3.73	-	-
The State Street Bank and Trust Company	41,608	3.26	-	-
The Chase Manhattan Bank 385036	35,391	2.77	-	-
Japan Trustee Services Bank, Ltd. (Re-trust of Resona Trust and Banking, Co., Ltd./ Resona Bank, Ltd. Pension and Severance Payments Trust Account)	35,000	2.74	-	-
BBH for Fidelity Growth Company Fund	24,000	1.88	-	-

Note: The Company holds 137,598 hundred treasury stocks (excluded from the major shareholders' list above).

5 Ownership of shares (by type of owner)

Classification	Number of shareholders	Ratio (%)
Individuals etc.	20,435	14.71
Financial institutions	142	31.05
Other domestic corporations	503	2.35
Foreigners	667	41.34
Securities corporations	54	0.84
Treasury stocks	1	9.71

<Directors and Auditors> (as of September 30, 2006)

Position	Name	Major responsibility
President (Representative Director)	Satoru Iwata	
Senior Managing Director (Representative Director)	Yoshihiro Mori	General Manager of Corporate Analysis & Administration Division
	Shinji Hatano	General Manager of Marketing Division
	Genyo Takeda	General Manager of Integrated Research & Development Division
	Shigeru Miyamoto	General Manager of Entertainment Analysis & Development Division
	Nobuo Nagai	General Manager of Research & Engineering Division
Managing Director	Masaharu Matsumoto	General Manager of Finance & Information Systems Division
	Eiichi Suzuki	General Manager of International Department Head of Business Development Department
Director	Kazuo Kawahara	General Manager of Tokyo Branch Office
	Tatsumi Kimishima	Chairman(CEO) of Nintendo of America Inc.
	Takao Ohta	General Manager of Manufacturing Division
	Kaoru Takemura	General Manager of Personnel Division
	Koji Yoshida	General Manager of General Affairs Division
Corporate Auditor	Ichiro Nakaji	
	Minoru Ueda	
	Yoshiro Kitano ※	Certified Public Accountant
	Katsuo Yamada ※	Certified Tax Accountant
	Naoki Mizutani ※	Lawyer & Patent Attorney

Note: ※ outside corporate auditors

COMPANY PROFILE AND INFORMATION TO SHAREHOLDERS

Name of the Company	Nintendo Co., Ltd.
Date of company founding	September 23, 1889
Date of establishment	November 20, 1947
Common stock	10,065,400,000 yen
Number of employees	3,257 (consolidated basis)
Head office	11-1 Kamitoba hokotate-cho, Minami-ku, Kyoto 601-8501, Japan Tel: 075-662-9600
Domestic office locations	Tokyo, Osaka, Nagoya, Okayama, Sapporo
Principal subsidiaries	Nintendo of America Inc. (United States of America) Nintendo of Europe GmbH (Germany) Nintendo France S.A.R.L. (France) Nintendo Benelux B.V. (The Netherlands) Nintendo Australia Pty. Ltd. (Australia)
General meeting of shareholders	Annual general meeting: To be held every year in June Extraordinary general meeting: To be held in case of necessity
Record date/ Year-end dividends	March 31
Record date/ Interim dividends	September 30
Stock trading unit	100 shares
Public notices	Published in the Nihon Keizai Shimbun
Administrator of shareholder list	The Chuo Mitsui Trust and Banking Company, Limited 3-33-1, Shiba, Minato-ku, Tokyo
Administrative office	Shoken Daikobu of The Chuo Mitsui Trust and Banking Company, Limited Osaka Branch 2-2-21, Kitahama, Chuo-ku, Osaka 541-0041 A toll-free number: 0120-78-2031
Contact offices	All the domestic head office and branch offices of the Chuo Mitsui Trust and Banking Company, Limited. All the domestic branch offices and representative offices of Japan Securities Agent, Ltd.

(Information)

- In case application forms, for the address change, demand for purchase of odd lot shares, demand for name transfer, and designation for dividend payment accounts are needed, such requests are accepted at 0120-87-2031, a toll-free number of the "Administrator of shareholder list" 24 hours a day.